Filed by Atlantic Power Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capital Power Income L.P.

Atlantic Power Corporation’s Commission File No: 001-34691

On June 20, 2011, Capital Power Corporation began using the following slides in presentations to employees:

June update CPILP Strategic Review Outcome

 Forward Looking Information 2 Certain information in this presentation and in responses to questions contain forward-looking information. Actual results could differ materially from conclusions, forecasts or projections in the forward-looking information, and certain material factors or assumptions were applied in drawing conclusions or making forecasts or projections as reflected in the forward-looking information. Please refer to the forward-looking information statement in Capital Power Corporation’s press release dated June 20, 2011, which contains additional information about the material factors and risks that could cause actual results to differ materially from the conclusions, forecasts or projections in the forward-looking information and the material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking information.

3 CPILP strategic review concludes

Recap: the CPILP strategic review 4 In October 2010, Capital Power Corporation (CPC) and Capital Power Income LP (CPILP) announced a strategic review Phase 1. The review looked at options for maximizing value for CPILP unitholders and CPC shareholders. Some of the options considered: 100% sale of CPILP (Capital Power would not participate) Spin-out of CPILP into a standalone company Sale of CPC’s interest and management agreement to a third-party Phase 2. The first phase concluded that a 100% sale of CPILP was the best way to maximize value for unitholder and shareholders. The second phase of the review was a sales process. The sales process has resulted in transaction agreements, announced today. However, if for any reason the transactions do not close, we would expect to return to the other options evaluated in Phase 1

CPILP strategic review concludes with transaction agreements 5 Capital Power Corp. (CPC) to acquire the Roxboro and Southport plants from CPILP Atlantic Power Corporation (Atlantic) to acquire CPILP and its 18 facilities outside of North Carolina Upon closing, CPILP’s facilities outside of North Carolina would become part of Atlantic’s generation fleet. CPILP unitholders would receive a mix of cash and Atlantic common shares The proposed transactions are supported by the Independent Directors of CPILP and the Boards of CPC and Atlantic Conditions must be met in order for the transactions to occur, including approval votes by CPILP unitholders and Atlantic shareholders expected in Q4 2011 If the transactions proceed, closing is expected in late 2011.

Benefits of the proposed transactions 6 Beneficial for CPILP unitholders and CPC shareholders CPILP unitholders receive cash and shares in a larger, stronger Atlantic; CPC adds contracted generation capacity and receives capital to reinvest in growth opportunities Secures ongoing employment for those who support CPILP assets Atlantic is a well-established, financially strong, publicly-traded and growing company. Atlantic’s successful track record includes both organic growth and 8 acquisitions since its 2004 IPO Atlantic values and needs the expertise of the teams that operate and support CPILP assets Focuses CPC’s resources and capital Continuing to grow CPC’s generation portfolio in line with business and financial strategies

Who is Atlantic Power? 7 Atlantic Power Corporation (TSX: ATP; NYSE: AT) owns and operates a diverse fleet of power generation and infrastructure assets in the United States. Headquartered in Boston, Atlantic is a well-established, growing company. Learn more at: www.atlanticpower.com ~1,948 megawatts of generation capacity of which 871 MW is owned by Atlantic Assets include: 12 facilities in 9 states; 1 biomass project under construction; a 500 kV transmission line in California; and a majority interest in a biomass project developer Long term PPAs with utilities and large commercial customers Atlantic seeks to sustain and grow cash flows from both existing assets and accretive acquisitions. Atlantic has raised $800 million in financing and increased distributions three times since its 2004 IPO

A combined Atlantic & CPILP 8 Larger and stronger; highly diversified asset base of 32 facilities; would become second largest publicly-listed power infrastructure company on TSX. CEO Barry Welch will join our meeting after the conclusion of the analyst and investor call Moresby Lake Williams Lake Mamquam Frederickson Oxnard Naval Training Center North Island Naval Station Greeley Manchief Calstock Kapuskasing Tunis North Bay Curtis Palmer Morris Kenilworth Nipigon Lake Orlando Auberndale Pasco Koma Kulshan Path 15 Gregory Selkirk Chambers Cadillac Idaho Wind Delta Person Piedmont Badger Creek Hydro Coal Natural gas Biomass Transmission Wind Under Construction CPILP Plants

What the transactions would mean for employees (1/2) 9 If the transactions proceed: Offers of employment will be made by Atlantic to all CPILP facility employees except for those at Roxboro and Southport Atlantic also plans to make job offers to a significant number of employees who support the CPILP assets Atlantic has agreed to offer at least equivalent terms of employment Offers would be made near expected closing in late 2011, and employee movements would be effective at close

What the transactions would mean for employees (2/2) 10 If the transactions proceed: Other employees not transferring will remain with CPC Capital Power will continue to have a presence in Chicago, Boston, San Diego, Richmond and Toronto, retaining employees at each location There will be no change for employees at Roxboro and Southport, who remain with CPC, and no change for employees at CPC plants CPC will support uninterrupted operation by providing transition services to Atlantic for a period of time after the transactions close

Next steps 11 Conditions must be met before the proposed transactions can close If the transactions are approved by CPILP unitholders, Atlantic shareholders and others, they are expected to close in late 2011 Between now and closing teams will be working to: successfully complete the transaction approval process develop and implement smooth transition plans provide ongoing communication to employees. While the transactions are being approved, it is important to remain focused on maintaining strong safety and operations performance

12 Additional details on what the proposed transactions would mean for employees

 Employment offers from Atlantic 13 Employment will be offered by Atlantic to all CPILP facility employees outside North Carolina Atlantic will be bound by all existing Collective Agreements; there will be no changes to the Collective Agreements Written offers of employment will not be made until immediately prior to the anticipated transaction closing date and would only take effect upon close of the transaction Capital Power will work with Atlantic to ensure that employees receive further information from Atlantic as it becomes available. We are arranging visits for Atlantic representatives.

 Employment offers from Atlantic 14 Atlantic will also make job offers to a significant number of employees who support CPILP assets Atlantic needs support for the CPILP assets they are acquiring, and values the expertise of Capital Power’s employees The intent is for CPC employees located where Atlantic has offices and who support CPILP assets to receive offers of employment from Atlantic, and then transition to become employees of Atlantic at closing This includes nearly all of the Chicago staff (except for those retained by CPC), as well as a number of employees in Toronto and Richmond.

 Capital Power’s offices 15 Capital Power will continue to have a presence in Chicago, Boston, San Diego, Richmond and Toronto, retaining employees at each location In Chicago, CPC will have a small team focused on business development and development engineering, and a limited number of corporate support positions to support our US employees and business development activity. In San Diego, Boston, Richmond and Toronto, CPC will be focused on business development and supporting our assets as we grow in those regions.

 Supporting a smooth transition 16 CPC will support uninterrupted operation by providing transition services to Atlantic Just as EPCOR provided services to Capital Power following the spin-off of CPC, Capital Power will provide some services to Atlantic These services will be phased-out as Atlantic completes the integration of CPILP’s operations and administration Transition services will include elements of accounting and financial reporting, capital projects, treasury and tax services, invoicing, human resources, and forwarding and migration of phone, e-mail and software, as well as other items.

17 Questions & Answers

 Other Information 18 In connection with the proposed transaction, Atlantic Power Corporation ("Atlantic Power") plans to file with a registration statement on Form S-4 with the United States Securities and Exchange Commission (“SEC”) that will include a joint proxy statement/management circular of Atlantic Power and Capital Power Income L.P. (“CPILP”) that will also constitute a prospectus of Atlantic Power. Atlantic Power and CPILP will mail the joint proxy statement/prospectus to their respective stock and unitholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC WHEN THEY BECOMES AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Atlantic Power and CPILP, free of charge, at the website maintained by the SEC at www.sec.gov at the website maintained by the Canadian Securities Administrators ("CSA") at www.sedar.com or at Atlantic Power's website, www.atlanticpower.com by writing Atlantic Power at the following: Atlantic Power Corporation, 200 Clarendon Street, Floor 25, Boston, Massachusetts 02116, or telephoning Atlantic Power at (617) 977-2400. The respective directors and executive officers of Atlantic Power and CPILP, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Atlantic Powers' directors and executive officers is available in its definitive proxy statement filed with the SEC on May 2, 2011, and information regarding CPILP's directors and executive officers is available in its Annual Information Form filed on March 11, 2011 at www.sedar.com.These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and CSA when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.